Solar Harvest for Howle Farms
Regulation Crowdfunding Form C
Offering Statement

Debt Note

Target Offering Amount: $309,180.00

(the "Offering")

Interest Rate per Year: 10%

Maturity Date: 04/30/2026

Minimum Investment: $5

Incremental Amounts: $1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer: Ovanova Construction Services LLC
Legal status of issuer
      Form: Limited Liability Company
      Jurisdiction of Incorporation/Organization: North Carolina
      Date of organization: 08 May 2023
Physical address of issuer: 607 Sawmill Rd W, Cedar Grove, NC 27231, United States

Website of issuer: https://www.ovanova.co/
Is there a co-issuer? No

Name of intermediary through which the offering will be conducted: Climatize Earth Securities LLC.
      CIK number of intermediary: 0001923174
      SEC file number of intermediary: 007-00360
      CRD number, if applicable, of intermediary: 321981

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
At the conclusion of the Offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the Offering to the intermediary and a zero-point five percent (0.5%) of the amount raised at completion and on the first repayment. The issuer will cover third party fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered: Debt Note
Target number of securities to be offered: 309,180.00
Price (or method for determining price): $1
Target offering amount: $309,180.00
Oversubscriptions accepted: Yes
If yes, disclose how oversubscription will be allocated: First come, first served basis.

Deadline to reach the target offering amount: 4/30/2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned at no cost for the investor. Any fees incurred will be paid by the issuer.

Current number of employees: 8

	Most recent fiscal year-end 2023	Prior fiscal year-end 2022
Total Assets	$500,037.00	$0
Cash & Cash Equivalents	$500,037.00	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Table 1. Fiscal Years 2022 & 2021.

Jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V.

Table of Contents

Disclosures

- A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

  These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found on the Climatize App (https://apps.apple.com/us/app/climatize/id1625951422).

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize App (https://apps.apple.com/us/app/climatize/id1625951422).

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

Requirements for Filing Form C

Ovanova Construction Services LLC, a Limited Liability company organized on 08 May 2023, (the "Company" "Ovanova") with its principal place of business at 607 Sawmill Rd W, Cedar Grove, NC 27231, United States, its website address https://www.ovanova.co and Ovanova Solar Corporation ("Parent") have certified that all following statements are TRUE, in all material respects, for the Company and Parent in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

<u>The Company and Parent agree to:</u>

Customer ("Customer"): Jerry Boyce Howle Sr.. Business: Howle Farms & Livestock, LLC. Business Address of the Project: 811 Cedar Creek Road, Hartsville, Darlington County, SC, 29550.

- Source the equipment, to activate the Company, and to facilitate any communication necessary to complete the Project legally, safely, and according to the engineered design.

- Prepare and file, on behalf of itself and the Customer, as applicable, all applications or other documentation necessary in order to qualify the Project for the grants and incentives under the Incentive Programs and monetize the ITC, in form and substance reasonably acceptable to Customer and Climatize. The Company shall provide Customer and Climatize evidence of filing promptly after the same have been filed. The Customer and Climatize shall be notified of any material change in

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the amounts listed above for the Grant Proceeds, Total ITC Amount or Total Project Amount.

- Construct the Project in compliance with the requirements of the Incentive Programs. The Company shall also keep records concerning its compliance with the requirements of all Incentive Programs, sufficient to meet the requirements of such Incentive Programs and to establish that the Project was constructed in compliance therewith.

- Construct the Project in a manner that ensures that the Project qualifies for the ITC in an amount no less than the Total ITC Amount.

- Construct the Project in a manner that ensures that the Project meets all of the Wage & Apprenticeship Requirements, as defined below, unless the Project is clearly exempt from such requirements in order to obtain the increased ITC percentage available to projects that meet such requirements.

  - o The Company shall ensure (and shall cause all subcontractors to ensure) that all personnel (and personnel of any subcontractors) performing construction, alteration or repair services are paid wages no less than the prevailing rates as most recently determined by the Secretary of Labor in accordance with 40 U.S.C. § 3142 (the "Prevailing Wage Requirements").

  - o The Company shall ensure (and shall cause all subcontractors to ensure) that (i) the applicable requirements for apprentice-to-journeyworker ratios of the Department of Labor or the applicable state apprenticeship agency are complied with and (ii) 12.5% (in the case of a Project the construction of which begins, for purposes of Section 48 of the Code, before December 31, 2023) or 15% (in the case of a Project the construction of which begins, for purposes of Section 48 of the Code, after December 31, 2023) of the total labor hours of the construction, alteration, or repair work (including work performed by any Subcontractor) are performed by an employee of the Company or subcontractor who is participating in an apprenticeship program registered with the U.S. Department of Labor or a state apprenticeship agency (the "Apprenticeship Requirements").

  - o The Company shall ensure (and shall cause all subcontractors to ensure) each Project otherwise meets the requirements of Sections 48(a)(10)(A) and 48(a)(11) of the Code, and any successor or comparable provisions under Applicable Law (together with Prevailing Wage Requirements and the Apprenticeship Requirements, the "Wage & Apprenticeship Requirements").

- Construct the Project in a manner that ensures that the Project meets all of the domestic content requirements of Section 48(a)(12)(B) of the Code, and any successor or comparable provisions under Applicable Law (the "Domestic Content Requirement"), unless the Project clearly is exempt from such requirement in order to obtain the increased ITC percentage available to projects that meet such requirement.

- Transfer title to the Project from the Company to Customer before the Project is "placed in service" for purposes of qualifying for the ITC and, in furtherance thereof, the Company shall not energize or commission, test, or operate the Project, or seek or procure the utility company's permission to operate the Project, in each case, prior to transfer of title and risk of loss of the Project to Customer.

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- Ensure the ITC for which the Project qualifies is monetized through transfers of the ITC at the maximum prevailing market prices, with the Company responsible for the costs of consummating any such transfers and any deferred or contingent payments to be received with respect to such transfers.

- The Company will be responsible for any extra cost which result from errors or omissions in the services provided under the contract, as well as any extra costs which result from non-compliance with all Federal, State, local, and Tribal requirements effective on the contract execution (including any failure to comply with the requirements of any Incentive Program to the extent such requirements apply to the construction and installation work being performed, such as failure to satisfy any Wage & Apprenticeship or Domestic Content Requirements applicable to the ITC).

- The Company and Parent will be jointly and severally responsible for paying any outstanding debt to the note holders invested in the Project via Climatize Earth Securities LLC.

In the event of any failure to fulfill the obligations listed above, the Company and Parent shall be liable for any resulting damages and losses incurred by the Customer and Climatize Earth Securities LLC.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Any amendments to this Agreement must be in writing and signed by both parties.

IN WITNESS WHEREOF, the Parties hereto have executed this Form C as of the Effective Date.

Representation Attestation

The content of the Form C is based entirely upon Ovanova's representations.

Ovanova, hereby certifies and attests that, to the best of their knowledge, the information provided in the Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

This attestation is made with the understanding that it may be relied upon by Climatize Earth Securities LLC for legal and official purposes.

Ovanova understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences. This Agreement will be construed and interpreted in accordance with the laws of the State of California.

Date:

John Carey

John Carey

01 / 31 / 2024

John Carey
Chief Executive Officer
Ovanova Construction Services LLC

John Carey
Co-Founder and Chief Executive Officer
Ovanova Solar Corporation

Intentional misstatements or omissions of facts constitute
federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in Ovanova Construction Services LLC, a Limited Liability company organized on 08 May 2023, (the "Company" "Ovanova"), to raise funds for Howle Farms & Livestock, LLC ("Howle Farms"), a rural family-owned farm in 210 Cedar Creek Road, Hartsville, SC 29550, United States.

The Company is located at 607 Sawmill Rd W, Cedar Grove, NC 27231, United States and its website address is https://www.ovanova.co. The Company is a subsidiary of Ovanova Solar Corporation.

About Ovanova

Ovanova, as the General Contractor, is excited and grateful for the opportunity to serve rural and agricultural communities through the Rural Energy for America Program (REAP). They have submitted and received approval for the REAP grant on behalf of Howle Farms and Livestock LLC ("Howle Farms"). They are committed to provide Howle Farms a state-of-the-art solar solution that maximizes long-term value for both the property owner and the community.

Ovanova's commitment to excellence, combined with their experienced project management and engineering teams, makes them a trusted partner in delivering top-tier solar solutions to their customers, especially within low-income communities, where grid outages are a significant concern.

Impact

The intended purpose of the projects is to support Howle Farms, a family owned rural farm, go solar. The business desires to undertake this project because implementing a solar system offers substantial benefits as this will decrease the cost of operating their business, and allow for proper environmental conditions for optimal production, even while off-grid. The solar system will significantly reduce energy costs, allowing the company to allocate more resources towards enhancing its core operations.

The energy produced by the project throughout its lifetime will avoid 946.69 Metric Tons of Carbon Dioxide equivalent, equivalent to 2,427,403 miles driven by an average gasoline-powered car (US EPA, 2023).

Engineering and Execution

Ovanova, operating under an Unlimited Building/General Contractors license, boasts 5 years of experience in managing construction projects, including over 100 solar installations. The company's founder, John Carey, is a seasoned project management professional with over 5 years of experience, having managed numerous construction projects in the solar industry, both residential and commercial. Collectively, John Carey and the Ovanova project management team possess an impressive 30 years of experience in the solar sector and have successfully completed residential and commercial projects spanning 22 states. They hold product certifications from Lux solar inverters, Sol-Ark solar inverters, Lumin smart electrical panels, and K2 solar racking.

Ovanova works closely with their engineering and design team, which includes their own in-house engineers responsible for the design of all projects. These designs are then meticulously reviewed and stamped by the consulting design firm, Current Renewables Engineering Incorporated. This firm is composed of licensed Professional Engineers (PEs)

who have extensive experience in the solar industry since 2018. They specialize in providing site assessments, design, engineering, and stamping services for solar, storage (Battery Energy Storage Systems - BESS), and electric vehicle infrastructure (EVI) projects. This collaborative effort ensures that every Ovanova project is built to the highest standards of quality and reliability.

Real Estate

Howle Farms & Livestock LLC will own all energy and equipment of the project. For site control, Howle Farms has a long-term lease agreement with Jerry Boyce Howle.

Incentives and Offtake

The project has received a 50% grant through the USDA REAP program (equal to $154,590.00). They have received acceptance from the USDA and have signed the "Request for Obligation of Funds". The grant funding will be made available after showing one month of production data.

REAP offers financial support to agricultural producers and rural small businesses for renewable energy system installations and energy efficiency enhancements. Eligible applicants include agricultural producers deriving at least fifty percent of their income from agricultural operations, as well as small businesses located in qualifying rural areas.

Ovanova states the project is eligible for the investment tax credit (ITC). The ITC is a tax credit that reduces the federal income tax liability for a percentage of the cost of a solar system that is installed during the tax year. Solar systems that are placed in service in 2022 or later and begin construction before 2033 are eligible for a 30% ITC if they meet labor requirements issued by the Treasury Department or are under 1 megawatt (MW) in size.

The project falls under that category, so it will be eligible for the 30%. Additionally, Ovanova states the project does qualify for the Domestic Content Bonus of 10%, Low-Income Communities Bonus Credit of 10% and Energy Community Tax Credit Bonus of 10%. This equals to a total of 60% ITC (equal to $185,508.00).

Necessary Agreements and Permits

Electrical, building, interconnection, power purchase, and local zoning permits are required for this project. These applications and approvals will be complete based on the following schedule and will be complete by 12/31/2024.

Development Activity	Proposed Start Date	Proposed End Date
Site Assessment	08/01/2023	08/08/2023
System Design and Customer Revisions	08/08/2023	08/31/2023
Data Collection and Grant Application	09/01/2023	09/30/2023
Grant Reviewal and Award decision by USDA	10/01/2023	12/31/2023
Electrical and Structural Engineered Planset development	1/1/2024	2/1/2024
Application for Zoning and Historical Review board permissions	2/1/2024	3/23/2024
Application for Building and Electrical Permits	2/1/2024	3/23/2024
Application for Interconnection	2/1/2024	3/23/2024
Material Acquisition	3/23/2024	6/23/2024
Site Preparation and Material/equipment staging	6/23/2024	7/1/2024

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Electrical wiring, boxes, and conduit installation	7/1/2024	7/16/2024
Solar PV Module & Racking Installation	7/16/2024	8/1/2024
Energy Storage System & Inverter Installation	8/1/2024	8/18/2024
System Commissioning and Inspection	8/18/2024	8/31/2024
Project Close Out	8/31/2024	9/30/2024
Acquisition of permission to operate and execution of the Power Purchase Agreement from local utility	9/30/2024	12/31/2024
System Monitoring and Maintenance	12/31/2024	12/31/2044

Table 2. Development Activity.

The building permit, electrical permit, interconnection agreement, and zoning and historical review approvals will have approved applications before construction starts. The building and electrical permits will involve a post-construction inspection for full approval. Zoning final approval will be granted upon the passing of both aforementioned inspections. The interconnection agreement will involve a site-specific meter installation after the passing of both aforementioned inspections and zoning final approval. This will yield permission to operate the system. The power purchase agreement will be submitted immediately after the electric utility grants permission to operate. All will be complete before the project is considered complete.

Equipment Specs and Warranties

All equipment used in this project is commercially available. The systems consist of Tier 1 equipment and components that have both a proven and reliable operating history and proven performance data for at least 1 year specific to the use and operation to the proposed applications.

Insurance

The project will have General Liability Insurance.

Operations and Maintenance

Ovanova has a 20-year Repair and Replace Agreement.

For the next twenty years, Ovanoa's customers will never pay another dime to have their system repaired due to technical failure, even if the equipment is out of warranty. When the batteries reach a 60% state of health, their batteries will be restored to mitigate the concerns of having batteries that are not operating at their fullest potential. This level of service is unique in the industry and is necessary to alleviate the fear of transitioning from dirty-energy consumers to clean power.

Market and Competition

Ovanova serves a unique market. Rural small businesses and agriculture producers are busy running their businesses – solar is the furthest thing from their minds. And what people do believe about it typically isn't great. People who live in rural areas don't typically trust outsiders.

The above factors partly explain why there is very limited competition. Solar companies are generally set up to operate in population dense and urban areas. It has not been an easily justifiable use of resources to operate in rural areas.

There are a few local companies in some areas who support grant applications. There are

none currently who offer an integrated financial solution like Ovanova does, have the ability to install nationally like they do, are as well versed in storage as they are, or who have chosen to focus exclusively on maximizing this opportunity.

They expect there to be more competition in the future, but compared to the funding available for the program, it won't matter for a few years, and by then they'll have projects installed and referrals coming in from all over, even if the incentives have changed.

Products and Services

Ovanova Construction Services LLC provides the permitting and labor sourcing for Ovanova Solar Corporation's solar projects.

Sales and Customer Base

The team behind Ovanova has completed projects in twenty-two states, most of them residential. The projects they are currently working on are bigger, but not so big that they alter the fundamentals of what they already know how to do well. As far as they know, they don't have a single customer whose system isn't functioning properly and who isn't thrilled with the power plant they created with them and installed for them.

Project Portfolio

Ovanova is raising money for the development and construction of a 43.55kW solar installation with 92.16 kWh of battery storage.

Project Name	State	Loan Amount (System Cost)	Miles driven by the average gasoline-powered passenger vehicle[1]
Solar Harvest for Howle Farms	SC	$309,180.00	2,427,403

Table 3. Project.

Howle Farms and Livestock LLC - Description

Howle Farms and Livestock LLC is set to implement a solar energy system at 811 Cedar Creek Rd, Hartsville, SC 29550, comprising 130 roof-mounted Mission Solar Tier 1 monocrystalline solar panels. This meticulously designed system boasts a DC system size of 43.55 kW and an accompanying battery storage capacity of 92.16 kWh. Integrating cutting-edge technology, the system includes 3 Lux 12kW hybrid inverters, featuring 12000 continuous watts, an automatic transfer switch, a DC coupling system, and seamless EPS backup, resulting in a total AC output of 36 kW. The anticipated annual production is 61,052 kW.

The overarching objective of this project is threefold: to generate sustainable and renewable solar energy, effectively reducing greenhouse gas emissions; to foster the creation of a resilient community capable of contributing to the electrical grid; and to showcase the advanced capabilities of today's solar technology, particularly in the context of Virtual Power Plants. The system is poised to gain approval for selling excess energy back

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[1] Using U.S. Environmental Protection Agency (EPA) emission reduction calculator (takes into consideration the produced electricity but not building the plant)

to Pee Dee Electric Membership Corporation via an Excess Solar Production Purchase Agreement. This initiative not only benefits Howle Farms and Livestock LLC but also contributes to the larger vision of creating a sustainable and resilient community.

Services Provided and Supply Chain

Ovanova Solar Corporation, the Parent Company ("Parent Company"), is a full-service company specifically designed to serve rural communities. Ovanova Solar Corporation does everything from initial education, project design, grant writing, project management, construction, monitoring, warranty work, and controls. The project company, Ovanova Construction Services LLC, as mentioned before, does the permitting and labor sourcing for the projects.

The third parties they use:

1. Manufacturers. Ovanova does not manufacture products. They have direct relationships with the manufacturers which ensures their supply-chain isn't an issue. Their project size also mitigates supply chain issues as they don't need to order tens or hundreds of thousands of modules simultaneously to complete a project.
2. Local electricians and labor. They train local electricians and labor to complete projects in their areas as subcontractors. They are a general contractor.
3. Opensolar. They use Opensolar for their designs.
4. Google. They use google for spreadsheets, email, and other services.
5. Company Cam. They use this tool to keep track of all the pictures from all their project sites.
6. Crux. They use the Crux platform to liquidate some of the tax credits their projects generate.

The Offering
Purpose of the Offering

The Company desires to:

- Obtain funds from crowdfunding investments to complete a solar and storage installation for Howle Farms.

- Support Howle Farms:
    o Generate sustainable and renewable solar energy, effectively reducing greenhouse gas emissions
    o Foster the creation of a resilient community capable of contributing to the electrical grid
    o Showcase the advanced capabilities of today's solar technology, particularly in the context of Virtual Power Plants

Use of the Proceeds

The Company is seeking to raise $309,180.00 (Target Offering Amount) in this Offering. The funds raised will be used to fund the solar and storage project.

The Company plans to use the proceeds in the following manner summarized in Table 3 and described in detail below.

	If Target Offering Amount	
	$	%
Total Proceeds	$309,180.00	100%
Less: Climatize Success Fee	$15,459.00	5%
Less: Climatize Servicing Fee	$ 1,545.90	1%*
Total Use of Net Proceeds	$290,629.20	94%

Table 4. Use of Proceeds.

*The Climatize Servicing Fee is 0.5% per year for the length of the Term - 2 years

Use of Net Proceeds: Projects

The project has secured a 60% Investment Tax Credit (ITC) (available after construction begins) and 50% USDA REAP grant (available after 1 month of production data).

The funds Ovanova is raising are used for one purpose: complete the solar and storage project and unlock the incentives that allow repayment for project backers.

Use of Net Proceeds: Legal & Accounting

Any legal, accounting and insurance costs are covered by the Ovanova Solar Corporation, Parent Company, and paid as part of an annual fee at the end of a year out of operating revenues.

Financing

Climatize fees are five percent (5%) of the proceeds raised and provided to Climatize at the end of a successful raise. The issuer shall pay a servicing fee of zero-point five percent (0.5%) of the amount raised in the Offering at the end of a successful raise and another servicing fee of zero-point five percent (0.5%) of the amount raised in the Offering when providing the 1st repayment to investors.

Directors, Officers and Employees

The term officer means a president, vice president, secretary, treasurer or principal financial officers, comptroller or principal accounting officer, and any person routinely performing similar functions.

Managers

John Carey

Principal Occupation:

>Chief Executive Officer | Ovanova Construction Services LLC

>Dates of Service: 08 May 2023 - Present

Other Positions:

>Co-Founder and Chief Executive Officer | Ovanova Solar Corporation

>Dates of Service: 07 October 2021 - Present

Description of the Director:

John is the CEO of Ovanova. He can perform every single step of the process required to acquire customers, create designs, and manage, install, monitor and service a project.

Christopher Snodgrass

Principal Occupation:

>Chief Operations Officer | Ovanova Construction Services LLC

>Dates of Service: 08 May 2023 - Present

Other Positions:

>Co-Founder and Operations Manager | Ovanova Solar Corporation

>Dates of Service: 07 October 2021 - Present

Description of the Officer:

Collaborates with the CEO and the team, to align operational efforts with broader corporate strategies. He is an honors-level engineer and the lead project manager for these projects. He identifies opportunities for operational efficiency, cost reduction, and process optimization.

Lester Crafton

Principal Occupation:

>Chief Strategy Officer | Ovanova Construction Services LLC

>Dates of Service: 08 May 2023 - Present

Other Positions:

>Co-Founder and Chief Strategy Officer | Ovanova Solar Corporation

>Dates of Service: 07 October 2021 - Present

Description of the Director:

Lester is the CSO. Has been in the solar industry for the last nine years seeking ways to solve fundamental problems slowing the adoption of solar. When he couldn't find pre-existing solutions, he created them. This is what led him to start Ovanova.

Current Employees

As of 31 January 2024, Ovanova Solar Corporation, the Parent Company of Ovanova Construction Services LLC had 8 employees. There are 8 full-time employees.

Ovanova Construction Services LLC will not employ any employees directly other than subcontractors to complete projects.

Capital Structure and Ownership

Name of Holder	No. & Class of Securities No Held	% of Voting Power Prior to Offering
Ovanova Solar Corporation	1	100

Table 5. Capital Structure and Ownership.

Ovanova Solar Corporation, the Parent Company of Ovanova Construction Services LLC,has as majority shareholders Chris Snodgrass (21% ownership, total shares of 2100), John Carey (21% ownership, 2100 shares) and Lester Crafton (21% ownership, 2100 shares).

Indebtedness

As of 31 January 2024, Ovanova Construction Services LLC is in debt with the note holders who invested in other investment offerings via the Climatize App. These projects are: Light Up Rural America and Solar Resilience for Farmer's Hardware). Other than this, Ovanova Construction Services LLC has no outstanding debt.

Terms of the Offering

Summary

You are purchasing a Debt Note to be repaid by Ovanova Construction Services LLC and Ovanova Solar Construction Services, Parent Company.

Set forth below is a summary of the terms pursuant to which Ovanova Construction Services LLC intends to offer (the "Offering") Debt Notes.

Security

- Minimum Investment $5 with Incremental Principal Amounts of $1.
- Minimum Target Offering Amount of $309,180.00.
- 10% Annual Interest Rate (0.83% accruing monthly).
- Payment of Principal and Interest made in 2 installments when reaching certain milestones.
    - Milestone 1: Monetization of ITC.
    - Milestone 2: Upon receiving the REAP grant.
- Offering Period: 1/31/2024 to 4/30/2024 (90 days).
- Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends the date that is 2 years from the Issuance Date (the "Maturity Date").

Minimum Investment

The minimum investment for this Offering shall be $5 and additional amounts may be invested in increments of $1 thereafter.

Principal

Principal is the original amount of debt the investor purchases.

Interest Rate

Each Debt Note will bear interest on the outstanding principal at a rate of 10% per year based on the actual number of months elapsed (0.83% monthly). Interest accrues beginning on the Issuance Date and continuing until Milestone 1 and Milestone 2 are met, within a maximum of 2 years.

Repayment in 2 Installments

The investor will receive payment of principal and interest in 2 installments according to the following milestones:

- Milestone 1: Monetization of the ITC.
- Milestone 2: REAP grant is received, after the project has been built and has shown 1 month of production data.

Completion of the milestones may happen anytime between the Issuance Date and Maturity Date (2 years from the Issuance Date). The expectation is that both milestones will happen within the first year with a difference of 1-2 months. Each milestone represents approximately 50% of the principal. Upon the expiration of the Term of the Debt Note – 2 years, all accrued, but unpaid interest, together with the remaining principal amount, shall become due and payable.

Appendix 2 shows an illustrative example of how principal, and interest are paid based on a hypothetical investment amount based on level repayments of the principal and interest on the Debt Notes over different terms.

Rank and Limitation on Liens

The Debt Notes are unsubordinated obligations of payment of the Company; that is, there are no existing debt obligations of the Company that would get paid ahead of the Debt Note holders.

While the Debt Notes are outstanding, the Company will not permit or create any liens on its assets other than liens for the purchase price money liens of/for future property acquired in the ordinary course of business, or those associated with contractors during project construction.

Financial Covenants

The Company shall only dividend cash to its parent company once it has repaid in full investors participating in this Offering, the Climatize and third party fees.

Optional Prepayment

Prepayment is expected. The Company shall have the right, at its option, to repay the securities at any time prior to the Maturity Date.

Each such prepayment will consist of (i) outstanding principal subject to such prepayment and (ii) accrued and outstanding interest on such principal subject to prepayment. To the extent that prepayments are made, such prepayments will be applied to all Notes, pro rata, based on the total outstanding principal balance of all outstanding Notes.

Sale of the Company

Payment on Change of Control. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Company. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which those in control of the Company retain more than fifty percent (50%) of the combined voting power of the resulting entity.

Events of Default and Remedies

The occurrence of any of the following events shall constitute an event of default in the securities (an "Event of Default"): (i) the Company is past due on payment of principal or interest for a period of thirty (30) days or more (ii) the Company has breached a covenant and failed to cure such breach in thirty (30) days; (iii) any representation or warranty of the Company was untrue when made (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an Event of Default, any Holder may, by written notice to the Company, declare the unpaid principal amount of their Notes, and interest accrued thereon, to be due and payable.

Upon the occurrence and during the continuance of an Event of Default, Holders may petition the Company for the securities to become due and payable immediately. If the Company receives such petitions from Holders owning more than 30% of the outstanding principal of the securities, Company shall pay all outstanding principal and interest on the Notes without further demand. Upon the occurrence and during the continuance of an Event of Default, interest will accrue at 1% monthly, total of 12% annually.

In the event that the Project is unable to secure the full grant amount from the REAP program or ITC, or if the Company or Parent falls short in repaying investors, the project assets will serve as a collateral.

Description of Securities

The securities evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Noteholders only receive the regularly scheduled principal and interest payments and do not receive any other payments as a result of the Company's growth or income.

However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore the securities would get paid prior to any payments related to an equity interest, but the holders may not be repaid in full depending on how much cash the Company and the Parent Company have. All of the Company's equity interests are owned by the Parent Company and are not part of this Offering. If the Company were to issue additional equity interest, it would not affect the right of payment to the security holders in the liquidation of bankruptcy.

The issuer has the following securities outstanding:

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Preferred Stock	0	0	0	0
Common Stock	1	1	1	1
Debt	0	0	0	0
Other	0	0	0	0

Table 6. Securities Outstanding.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants	0
Options	0

Table 7. Warranties and Options.

Limitations on Voting Rights

The holders are not entitled to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the debt holders would have certain voting rights as creditors.

Modification and Termination

The terms of the security cannot be modified solely by the Company once the securities are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has Closed (Close Date), the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are issued to:

- The issuer
- An accredited investor[2]
- As part of an offering registered with the U.S Securities and Exchange Commission
- To a member of the family of the purchaser or the equivalent[3], to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After the one-year period, any transfer or sale of the securities must receive prior written consent from the issuer to ensure accurate records of ownership among other material items.

Valuation Methodology

The securities are a Debt Note and are, therefore, valued based upon their respective original principal amounts. The Company believes that the annual interest rate applicable to the securities is reflective of general market terms for similar securities.

---

[2]The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[3]The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. OVANOVA CONSTRUCTION SERVICES LLC UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

Financial statements provided in Appendix 3 are prepared in accordance with U.S. generally accepted accounting principles. The Financial Statements have been audited by a public auditor that is independent of the Company.

Financial Milestones & Anticipated Revenues

Completing the project will likely take six (6) to nine (9) months, despite the two-year (2) loan period. Investors of this project are likely to receive an early repayment.

See below how Ovanova can repay the investors:

Milestone 1: Monetizing ITC

The investment tax credit (ITC) is a tax credit that reduces the federal income tax liability for a percentage of the cost of a solar system that is installed during the tax year. Solar systems that are placed in service in 2022 or later and begin construction before 2033 are eligible for a 30% ITC if they meet labor requirements issued by the Treasury Department or are under 1 megawatt (MW) in size.

The project falls under that category, so it will be eligible for the 30%. Additionally, Ovanova states the project does qualify for the Domestic Content Bonus of 10%, Low-Income Communities Bonus Credit of 10% and Energy Community Tax Credit Bonus of 10%. This equals to a total of 60% ITC (equal to $185,508.00).

To monetize the ITC, Ovanova is looking into transferability, which has been made possible via the Inflation Reduction Act. Ovanova works with platforms and individual investors with high passive income to sell these credits and safely projects being able to liquidate them for no less than 85% of their value.

Milestone 2: Transferring 50% grant proceeds
Howle Farms has been awarded the REAP grant and signed the Request for Obligation of Funds with the USDA for 50% of the project costs, which is equal to $154,590.00. These funds will be available to the project owner within a week of submitting proof to the USDA that the project has properly functioned for a month.

Any remaining balance which may remain will be covered by Ovanova Construction Services LLC and the Parent Company Ovanova Solar Corporation once Milestones 1 and 2 have been achieved or in absence of that, at Maturity Date.

Anticipated Annual Expenses

Due to the special nature of the projects they complete, the only anticipated annual

expenses for the property owner will be a potential slight increase in property insurance for catastrophic events. The project will be fully owned by the property owner at the end of the project – this is not a lease; therefore, the property owner will recognize all financial value. Due to a twenty-year repair and replace program included in the project cost, they will incur no repair expenses of any sort for the next twenty years.

Financial Projections

See below the breakdown per project. The difference between the Loan Amount and interest due and the Total Incentives received will be covered by Ovanova Construction Services LLC and the Parent Company Ovanova Solar Corporation once Milestones 1 and 2 have been achieved or in absence of that, at Maturity Date.

Total Project Cost	Loan Amount	Total ITC	Total Cash Post ITC Transfer	REAP Grant	Total Incentives
$309,180.00	$309,180.00	$185,508.00	$157,681.80	$154,590.00	$312,271.80

Table 8. Financial Projections.

Liquidity and Capital Resources

The Loan Amount will be repaid by leveraging the REAP grant and the ITC. The difference between the Loan Amount and interest due and the Total Incentives received will be covered by Ovanova Construction Services LLC and the Parent Company Ovanova Solar Corporation.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

Annual Reports

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.ovanova.co/.

The issuer must continue to comply with the ongoing reporting requirements until:

1. The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The issuer has failed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has failed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidated or dissolved its business in accordance with state law.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Securities Risk

Limited Upside Potential

With fixed income Debt Notes, there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Debt Notes are fixed amounts. Unlike an equity investment, a debt investor does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company or Parent Company will be able to make the fixed amounts payable to an investor or for that matter pay other liabilities. If the Company or Parent Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company or Parent Company may not be able to satisfy its payment obligations under the investment, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Valuation Risk

There is currently no exact comparable and a very limited market of offerings to reference in determining the "market" interest rate on debt instruments similar to the Securities. Accordingly, the Company reviewed baseline interest rates for solar project term loans and U.S. Treasuries. The Company set the interest rate largely based on what the expected revenue generation from the Project could support. Unlike listed 20 dc-1132710 companies whose equity and debt securities are valued publicly through market-driven trading, the valuation of such similar securities of companies similar to the Company is difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Securities, if an investor desires to sell their

Securities to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Securities, at the option of the Company, can be repaid at any time. The Company is obligated to give investors their remaining principal investment back plus any interest that is accrued up to the call date. However, when you go to reinvest your money, current interest rates may be lower, and if so, your new investment would carry a lower interest rate which may not be compensated fully by the extra cash you get from the prepayment penalty. Prepayment is expected within the first year.

Limitations on Recourse

There is no guarantee of repayment, or recourse for the Security holders against the Company or Parent Company.

Limited Opportunity to Cure

Investors will not receive any notice of default, material changes, or other problems with the Company or Parent Company, construction or operation of the Project. There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

Restrictions on Transfer

There is no public market and the investor may be unable to sell the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state Securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state Securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Delays USDA's REAP Payment

There might be delays in the payment of the grant by the USDA's REAP program, which might delay the repayment to investors.

Inability to Monetize the ITC

Project might be unable to monetize the ITC at 85% of its value, which might impact the ability of the Company to repay investors.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment. As a result, each prospective investor should carefully read this Form C. Each prospective investor should consult with their attorneys, accountants, and business advisors prior to making an investment.

Illiquidity

Pursuant to state and federal Securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade Securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events, continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management.

A background check on Lester Crafton uncovered:

- A federal tax lien of $1,057,942 in July of 2014. This has been resolved, the lien was filed in error.
- A state tax lien in the amount of $6,803 from California filed in June 2021 and a $20,342 state tax warrant from New York in May 2018. Lester Crafton is working towards resolving the issue.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Investment is not a Diversified Investment

The investment is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment. Each prospective investor should consult with and rely solely upon the advice of their own tax advisers.

Raising Additional Capital

The Offering may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition and as such on its ability to make payments on the Securities.

Appendix 1. Important Information About The Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Climatize Earth Securities LLC, a FINRA compliant regulated Funding Portal, to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Climatize

Remuneration for Climatize is only paid if this raise is successful in meeting its Target Amount. Climatize will be paid a flat 5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Climatize will also be paid an annual 0.5% - year servicing fee on the amount raised.

Investing Process

To invest in an offering, Investors must have an Account with Climatize. Climatize collects To invest in an offering, Investors must have an Account with Climatize. Climatize collects certain personal information to run a Know-Your-Customer (KYC) and Anti-Money Laundering (AML) check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local Securities laws. Please see more information available in the Climatize Educational Materials (https://www.climatize.earth/educational-materials/).

After you select to invest on the Climatize App, if you do not already have an Account set up, you will be asked to provide certain information to enable Climatize to set up your Account. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

Progress during an Offering

Climatize will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Climatize. Investors can ask questions to the issuer during the offering period on the "Discussion" Channel tab on the Issuer's Offering Page. You must be signed into your Climatize Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

You cancel your investment commitment directly on the Climatize App.

1. Go to the Home Page on the Climatize App
2. Find the project in the "My Projects" list. Tap it
3. You will now see the issuer's Offering Page, your total investment in the project, and an option to cancel your investment in the project
4. After canceling your investment Climatize will trigger a refund of your money to your funding account (visible under your Profile Settings)

If you need any assistance at any point, please reach out to the Climatize team at support@climatize.earth.

Early Close

Climatize, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48-hour period.

Material Changes

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for a period of one year beginning when the Securities were issued, unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one-year period, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Company to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Company.

Appendix 2 – Loan Amortization

The Term is 2 years (from Issuance Date to Maturity Date). Prepayment is expected within 1 year. Payment will be made in 2 installments upon achieving Milestone 1 and Milestone 2.

Below you will find 3 examples of Loan Amortization making the following assumptions:

- Hypothetical initial investment amount of $10,000.
- The difference between achieving Milestone 1 and Milestone 2 is estimated to be within 1 to 3 months. For simplicity, 2 months have been considered.
- Assumption that 50% of principal will be repaid upon achieving Milestone 1 and 50% upon Milestone 2.

Scenario 1. Payment at Maturity Date (2 Years)

		Month 22	Month 24
Milestone 1	Principal	$5,000	
	Interest	$916.67	
	Total	$5,916.67	
Milestone 2	Principal		$5,000
	Interest		$1,000
	Total		$6,000

Table 9. Payment at Maturity Date (2 Years)

Principal	$10,000
Interest	$1,916.67
Total	$11,916.67

Table 10. Summary of Payment at Maturity Date (2 Years)

Scenario 2. Payment within 1 Year

		Month 10	Month 12
Milestone 1	Principal	$5,000	
	Interest	$416.67	
	Total	$5,416.67	
Milestone 2	Principal		$5,000
	Interest		$500.00
	Total		$5,500.00

Table 11. Payment within 1 Year

Principal	$10,000
Interest	$916.67
Total	$10,916.67

Table 12. Summary Payment within 1 Year

Appendix 3 – Financial Statements

34

OVANOVA CONSTRUCTION SERVICES, LLC

Financial Statement

May 31, 2023

OVANOVA CONSTRUCTION SERVICES, LLC

Table of Contents

May 31, 2023



Hughes Pittman & Gupton, LLP

1500 Sunday Drive, Suite 300

Raleigh, North Carolina 27607

919.232.5900 919.232.5901 fax

www.hpg.com

Independent Auditors' Report

Board of Members
Ovanova Construction Services, LLC
Cedar Grove, North Carolina

Report on the Audit of the Financial Statement

Opinion

We have audited the balance sheet of Ovanova Construction Services, LLC (the "Company") as of May 31, 2023, and the related notes to the balance sheet.

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2023, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP")

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is issued.

Auditors' Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Hughes Pittman + Gupton LLP

Raleigh, North Carolina
June 7, 2023

2

Ovanova Construction Services, LLC

Balance Sheet

May 31, 2023

Assets

Current assets

Cash	$	500,037
Total assets	$	500,037

Member's equity

Member's equity	$	500,037
Total member's equity	$	500,037

See accompanying notes to financial statement

OVANOVA CONSTRUCTION SERVICES, LLC

Notes to Financial Statement

May 31, 2023

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

Ovanova Construction Services, LLC (the "Company") is a North Carolina limited liability company formed on May 8, 2023, with a perpetual existence. The Company was formed for the purpose of engaging in commercial solar construction once licensing is obtained. Since its inception, the Company has had limited activity and has not yet commenced its principal operations.

Cash

The Company maintains cash deposits with federally insured financial institutions that may, at times, exceed federally insured limits. The Company maintains cash at high-quality institutions and, as a result, believes credit risk related to its cash to be minimal.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. The most significant risks relate to job cost estimates to complete. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the sole member in accordance with the operating agreement and is reflected in their taxable income; accordingly, the accompanying financial statement does not reflect a provision or liability for federal and state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of May 31, 2023.

Subsequent Events

The Company has evaluated subsequent events through June 7, 2023, the date at which the financial statement was available to be issued.

OVANOVA CONSTRUCTION SERVICES, LLC

Board of Members Report

May 31, 2023



Hughes Pittman & Gupton, LLP

1500 Sunday Drive, Suite 300

Raleigh, North Carolina 27607

919.232.5900   919.232.5901 fax

www.hpg.com

June 7, 2023

Board of Members
Ovanova Construction Services, LLC

Dear Members of the Board of Members:

We are pleased to present the results of our audit of the financial statement of Ovanova Construction Services, LLC (the "Company") as of May 31, 2023.

The completion of the audit as of May 31, 2023, was accomplished through the effective support and the assistance of the Company's accounting, operations, and administrative personnel. We strive to continually improve the quality of our audit services. This meeting is a forum for you to provide feedback on ways we can continue to meet and exceed your expectations.

This report is intended solely for the use of the Board of Members and management and should not be used for any other purpose.

We appreciate the opportunity to meet with you. If you have any questions or comments, please call me at (919) 232-5933.

Very truly yours,

Timothy S. Naylor

Communication Related to the Conduct of the Audit

We have audited the financial statement of Ovanova Construction Services, LLC (the "Company") as of May 31, 2023, and have issued our report thereon dated June 7, 2023. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility in Relation to the Financial Statement Audit

As communicated in our engagement letter dated May 25, 2023, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statement that has been prepared by management with your oversight is presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statement does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statement is free of material misstatement. An audit of the financial statement includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Compliance with All Ethics Requirements Regarding Independence

The engagement team, others in our firm, as appropriate, our firm, and our network firms have complied with all relevant ethical requirements regarding independence.

This report is intended solely for the information and use of the Board of Members and management of the Company, and is not intended to be and should not be used by anyone other than these specified parties.



Hughes Pittman & Gupton, LLP

Communication Related to the Conduct of the Audit

Qualitative Aspects of the Company's Significant Accounting Practices

Significant Accounting Policies

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant policies adopted by the Company is included in Note 1 to the financial statement. No matters have come to our attention that would require us, under professional standards, to inform you about (1) the methods used to account for significant unusual transactions and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Significant Accounting Estimates

Accounting estimates are an integral part of the financial statement prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statement and because of the possibility that future events affecting them may differ markedly from management's current judgments. There were no significant estimates included in the financial statement.

Financial Statement Disclosures

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to the financial statement users.

The disclosures in the financial statement are neutral, consistent, and clear.

Significant Difficulties Encountered during the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.



working together to REACH success℠

Hughes Pittman & Gupton, LLP

Communication Related to the Conduct of the Audit

Uncorrected and Corrected Misstatements

For purposes of this communication, professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that we believe are trivial, and communicate them to the appropriate level of management. Further, professional standards require us to also communicate the effect of uncorrected misstatements related to prior periods on the relevant classes of transactions, account balances or disclosures, and the financial statement as a whole. There were no uncorrected misstatements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to the Company's financial statement or the auditors' report. No such disagreements arose during the course of the audit.

Representations Requested from Management

We have requested certain written representations from management, which are included in the management representation letter dated June 7, 2023.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings, or Issues

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, significant events or transactions that occurred during the year, business conditions affecting the Company, and business plans and strategies that may affect the risks of material misstatement. None of the matters discussed resulted in a condition to our retention as the Company's auditors.

Very truly yours,

Hughes Pittman & Gupton LLP

Raleigh, North Carolina
June 7, 2023



This report is intended solely for the information and use of the Board of Members and management of the Company, and is not intended to be and should not be used by anyone other than these specified parties.

HPG working together to REACH success℠
Hughes Pittman & Gupton, LLP

Appendix 4 – Material Information

35

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Solar Harvest for Howle Farms

Hartsville, SC

$309.2 k

10 % Annual interest	2 years Term
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Led by a father and son team, Howle Farms stands as a proud family-owned farm, in the heart of Hartsville, SC. Help them sow the seeds of change by going solar.



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Solar Harvest for Howle Farms



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Led by a father and son team, Howle Farms stands as a proud family-owned farm, in the heart of Hartsville, SC. Help them sow the seeds of change by going solar.



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ABOUT FINANCIAL Discussion

Available for 91 more days

Solar Harvest for Howle Farms



Goal

Led by a father and son team, Howle Farms stands as a proud family-owned farm, in the heart of Hartsville, SC. Help them sow the seeds of change by going solar.



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ABOUT FINANCIAL Discussion

Available for 91 more days

Solar Harvest for Howle Farms



Goal

Led by a father and son team, Howle Farms stands as a proud family-owned farm, in the heart of Hartsville, SC. Help them sow the seeds of change by going solar.





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Goal

Led by a father and son team, Howle Farms stands as a proud family-owned farm, in the heart of Hartsville, SC. Help them sow the seeds of change by going solar.

The project has secured:

i) Grant from the US Department of Agriculture.
ii) Investment Tax Credit (ITC).

Funds raised will be used to build the installation and unlock the incentives that allow repayment for project backers.

Project details:

i) 43.55 kW solar and 92.16 kWh battery storage.
ii) Projected to avoid 946.69 Metric Tons of Carbon Dioxide equivalent, equal to 2,427,403 miles driven by an average gasoline-powered car.



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Hartsville, SC



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Project Updates



Ovanova

We are a passionate General Contractor specializing in solar and storage. Our reach s...

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Team members









Jerry Boyce Howle, Sr.
Owner & Farmer

John Carey
CEO

Sugar Tagaro
REAP Grant Coordinator

Christ Snod
CC



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Ovanova

We are a passionate General Contractor specializing in solar and storage. Our reach spans 22 states and over 60 utilities.

Our mission is to serve rural communities by providing solar systems that offer long-term value for property owners.

Today, our goal is to support Howle Farms, a family-owned farm, go solar.

We're committed to excellence and are trusted partners in delivering top-tier solar solutions.

Let's sow the seeds of change together and reap the harvest of solar energy.

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Team members









Jerry Boyce Howle, Sr.

John Carey
CEO

Sugar Tagaro
REAP Grant

Christ Snod

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Today, our goal is to support Howle Farms, a family-owned farm, go solar.

We're committed to excellence and are trusted partners in delivering top-tier solar solutions.

Let's sow the seeds of change together and reap the harvest of solar energy.

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Team members









Christopher Snodgrass
COO

Kaila Tagarao
Executive Assistant

Lester Crafton
CSO

Cristy Soci
General Accountai

The investment offering profile is based entirely upon the Issuer's representations. Prior results do not guarantee future success. Images and videos are provided by the issuer.

Hosted by Climatize Earth Securities, LLC via Regulation Crowdfunding.

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Financial Details

10% annual interest, accrued monthly.

The investor will receive payment of principal and interest in 2 installments upon completion of:

i) Milestone 1: Monetization of the Investment Tax Credit (ITC).
ii) Milestone 2: Rural Energy for America Program (REAP) grant.

Completion of the milestones may happen anytime between 4/30/2024 and 4/30/2026. The expectation is that both milestones will happen within the 1st year and within 1-2 months of each other. Each milestone represents approximately 50% of the principal.

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Financial Documents

Form C

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10 % Annual interest	**2 years** Term
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Financial Details

10% annual interest, accrued monthly.

The investor will receive payment of principal and interest in 2 installments upon

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Financial Details

10% annual interest, accrued monthly.

The investor will receive payment of principal and interest in 2 installments upon completion of:

i) Milestone 1: Monetization of the Investment Tax Credit (ITC).
ii) Milestone 2: Rural Energy for America Program (REAP) grant....

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Financial Documents

Form C
Form C of Solar Harvest for Howle Farms



Summary
Summary of Solar Harvest for Howle Farms



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The content of the Climatize App screenshots provided is based entirely upon Ovanova's representations.

Ovanova, hereby certifies and attests that, to the best of their knowledge, the information provided in the Climatize App regarding the "Solar Harvest for Howle Farms" Offering dated 31 January 2024 is true, accurate, and complete to the best of their knowledge at the time of this attestation.

This attestation is made with the understanding that it may be relied upon by Climatize Earth Securities LLC for legal and official purposes.

Ovanova understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.This Agreement will be construed and interpreted in accordance with the laws of the State of California (other than their choice-of-law provisions).

John Carey

John Carey
Chief Executive Officer | Ovanova Construction Services LLC

Photo Release Agreement

This Photo Release Agreement (the "Agreement") is entered into as of 31 January 2024, by and between: Climatize Earth Inc., hereinafter referred to as the "Recipient," and Ovanova Solar Corporation, hereinafter referred to as the "Provider."

1. Image Sharing: Provider agrees to share certain photographs (the "Images") with Recipient for the purpose of the offerings launched on the Climatize App.

2. Representation and Warranty: Provider represents and warrants that they have obtained all necessary permissions, consents, and releases from any individuals appearing in the Images, allowing for the sharing and use of the Images by the Recipient as specified in this Agreement.

3. Grant of Rights: Provider grants Recipient a non-exclusive, royalty-free, irrevocable license to use, reproduce, distribute, and display the Images for the agreed-upon purpose.

4. Acknowledgment by Provider: Provider acknowledges that they have obtained permission from any individuals appearing in the Images for the sharing and use of the Images by the Recipient as specified in this Agreement.

5. Release and Indemnity: Provider releases and indemnifies Recipient from any and all claims, demands, or causes of action arising out of or in connection with the use of the Images, including but not limited to claims for violation of privacy or publicity rights.

6. Confidentiality: Both parties agree to keep confidential any proprietary or sensitive information shared during the course of this agreement.

7. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of California.

John Carey

John Carey
Chief Executive Officer | Ovanova Construction Services LLC